Under Section 12(b) or (g) of the Securities Exchange Act of 1934

FORM 10SB12G OF AMALGAMATED EXPLORATIONS, INC.

(Name of small business issuer in its charter)

Colorado                          Fed ID #86-0551529
(State or other jurisdiction        (IRS Employer )
of incorporation or organization)   Identification)


1645 Court Place, Suite 201, Denver, CO        80202
(Address of principal executive offices)    Zip Code

Issuer's telephone number: (303) 629-5115

Securities registered pursuant to Section l2(b) of the Act:   NONE

Securities registered pursuant to Section l2(g) of the Act:
Common Stock
(Title of Class)


PART I

Item l - Description of Business

General

Amalgamated Explorations, Inc. was originally named Kispiox, Inc. and was incorporated in Colorado on May 5, 1986. Thereafter, on April 25, 1989, the Company changed its business and its name from Kispiox, Inc. to Sue Wong International, Inc. and then to Amalgamated Explorations, Inc, on October 27, 1995.

Between the years 1989 and 1995, while operating as Sue Wong International, Inc., the Company was involved in the design, manufacture and sale of women's sportswear. However, due to low sales, the Company was inactive up until the time of its merger with Amalgamated Explorations, Inc. After the merger, the Company changed its focus to the oil and gas business in the continental United States. As of September 30, 1999 the Company employed 2 persons on a full-time basis and 5 persons on a part-time basis. Between the date of its incorporation and April 1989 the Company was inactive.

In January 1996, the Company's Board of Directors approved a ten-for-one reverse split of the Company's common stock.

In February 1996 the Company acquired all of the issued and outstanding shares of Gold Basin Exploration, Inc. ("Gold Basin") in consideration for 2,347,109 shares of the Company's common stock.

At the time of this acquisition Gold Basin held what are now the Company's interests in the Boone Dome and Cave Gulch prospects. In connection with the acquisition of Gold Basin, Christen F. Murer (also known as Ted Murer) and George Kirn, both of whom are officers and directors of the Company, were the principal shareholders of Gold Basin and received 1,332,409 and 621,600 shares, respectively, of the Company's common stock in exchange for their shares in Gold Basin. It should be noted that Mr. Murer is also the President and CEO of MSP Technologies, Inc., a wholly owned subsidiary of Amalgamated Explorations.

In May 1996 the Company issued 50,000 "unregistered" and "restricted" shares of its common stock to Chris Van Duyne a consultant in return for legal services rendered.

In August 1996 the Company issued 500,000 shares of its common stock pursuant to an exemption provided by Regulation 504 of Regulation D and Regulation M-11 of the State of New York to 2 individuals in consideration of $50,000.

In June 1996 the Company issued 13,530 "unregistered" and "restricted" shares of its common stock to 10 individuals in return for services rendered.

In November 1996, the Company issued 300,000 shares of its common stock valued at five dollars ($5.00) per share or one million five hundred thousand dollars ($1,500,000) in exchange for all of the issued and outstanding shares of MSP Technologies, Inc. ("MSP"), a corporation which had developed a low frequency instrument (known as the "Electrotelluric Survey") which quickly and effectively detects oil and gas deposits to depths up to 17,000 feet. This acquisition resulted in MSP becoming a wholly owned subsidiary of the Company.

The inventor of the technology is John R. Jackson. He and his patent attorney Andres M. Arismendi, Jr. are the owners of the Patent. MSP holds the world-wide exclusive license for the use of the technology. This license agreement was entered into on November 11, 1996. On July 9, 1999 Amalgamated and the owners of the Patent agreed to the purchase of the Patent by Amalgamated with an agreed payment plan as set forth in the Settlement Agreement of July 9, 1999. The License Agreement remains in full force and effect as to the use of the technology to MSP.

In February 1997 the Company issued 402,652 "unregistered" and "restricted" shares of its common stock to 37 investors pursuant to an exemption provided by Rule 504 of Regulation D and Section 4(2) of the Securities Act at a price of $2.50 per share for a total cash consideration to the Company of $1,000,000.

In May of 1997 the Company issued 6,000 shares of "unregistered" and "restricted" shares of its common stock to three investors pursuant to an exemption provided by Regulation 504 and Section 4(2) of the Securities Act at a price of $2.50 per share for a total cash consideration of $15,000.

In December 1997 pursuant to an exemption provided by Rule 504 of Regulation
D and Section 4(2) of the Securities Act the Company issued 180,000 shares of "unregistered" and "restricted" shares of its common stock to IPO Consultants, pursuant to an option granted in connection with the Company's acquisition of Gold Basin Explorations Inc., at a price of $.10 per share for a total cash consideration of $1,800.

Oil & Gas Exploration

The Company evaluates undeveloped oil and gas prospects and participates in drilling activities on those prospects which in the opinion of management are favorable for the production of oil or gas drilling activities may be financed through farmouts to other parties or by entering into joint ventures or other arrangements under which the Company acquires oil and gas acreage, performs basic geologic work on the prospect, and obtains the necessary equipment to complete a well if it is successful. In some cases, substantial interests (typically l/8, l/4, l/2, etc.) may be sold to industry participants on a basis which will be sufficient to cover all or a part of the drilling costs attributable to the interest retained by the Company in a prospect. Under these arrangements, the Company will normally be expected to pay its share of any well completion costs. There is no assurance that any such arrangements will result in the discovery of oil or gas or the generation of income to the Company.

"Well completion" (also called "Completion of a Well") means more than just the completion of the drilling process. At a minimum, it means the cleaning out of the well after reaching a certain depth, or the shooting of the well if there is doubt as to whether it is a producer or nonproducer. Completion of a well involves those procedures before production occurs and after drillers have hit the pay sand, viz, perforating the casing and washing out the drilling mud. In Edwards v Hardwick 350 P 2d 495, 12 O. & G. R. 684
(Okla) 1960), the Court empathized that the term "completed well" has different meanings in various contexts, e. g., when used in drilling contracts or drilling clauses or when used to determine the commencement period of time in which an act is to be performed or a right to be exercised.

The Company also acquires interests in oil and gas leases for the purposes of either selling the leases subject to an overriding royalty or other form of retained interest, or entering into farmout, joint venture, or other arrangements, primarily with industry participants, for exploration of the leases.

Cave Gulch

The Company owns varying working interests in a 640-acre lease in the Cave Gulch field in Natrona County, Wyoming. The Company has a one point sixty four percent (1.64%) working interest and a one point thirty three percent (1.33%) net revenue interest in a gas well which produced from February 1998 until August 1998. In August 1998, the gas well blew out due to excessive pressure. The Company and the other working interest owners in the well successfully re-entered the well in late 1999 and resumed production. Currently, the well is producing approximately 11 million cubic feel of gas per day.

The Company and the other owners of the Cave Gulch lease may drill up to three additional wells on the leased acres. Each well is expected to cost approximately $10,000,000 to drill and complete. The Company's working interests in these additional wells, should they be drilled, will vary from one point one percent (1.1%) to three point forty four (3.44%). The Company's estimates that the net revenue interest in these wells, should commercial production be established, will vary from one point zero percent (1.0%) to three point two percent (3.2%).

The Company considers many factors when taking a determination to drill in a particular location. The main factor is the geological formations that may be present and whether the said formations have shown to be hydrocarbon bearing in other areas and/or whether there is other evidence of oil or gas in the area. Any other supporting data such as 3-D seismic, Electrotelluric data, or physical, geophysical and economic information available regarding each well site is also used to help to make a determination whether a well should be developed. When considering the Cave Gulch area, the Cave Gulch is a proven production area with many formations of geological sands that have produced oil and gas in the past and that are still producing today.

The Company also has a zero point forty four percent (0.44%) working interest and a zero point thirty five percent (0.35%) net revenue interest in a second gas well drilled in the Cave Gulch field, which was completed in 1998. As of September 1999 this well was producing 8,000,000 cubic feet of gas per day.

Boone Dome

The Company has a thirty seven to one hundred percent (37 to 100%) working interest and thirty five to eighty seven (35 to 87%) net revenue interest in leases covering 1,984 acres in an area located approximately twelve miles southeast of the Cave Gulch field. The Company has entered into a partnership agreement with The Oil & Gas Technology Fund, Inc. in San Diego which provides that the partnership will pay all of the costs of drilling and (if warranted) completing up to fifteen (15) wells on this prospect. The Oil & Gas Technology Fund, Inc. formed the Boone Dome Joint Venture I and II for the partnership to drill the prospects. If production is established in wells drilled by the partnership, the partnership will receive one hundred percent (100%) of the proceeds from the sale of oil and gas produced, less operating expenses, and the Company will receive a royalty of seven and one half percent (7.5%) of the gross proceeds, without deduction for any operating expenses. Once the partnership has received cash distributions from the sale of oil or gas produced from the wells drilled by the partnership equal to one hundred percent (100%) of the investment, the partnership will be entitled to receive seventy-five percent (75%) of the proceeds from the sale of the production, less operating expenses and the Company will convert its seven and one half percent (7.5%) royalty interest into a twenty five percent (25%) working interest, less operating expenses. During the period ending September 30, 1999, the partnership had drilled two (2) exploratory wells on the Boone Dome leased lands. The first well was drilled within the depths owned and controlled by the Company and was completed as a producing well in the upper sand stone zone and is producing. The second exploratory well was drilled and abandoned as a non-producing well.

The following sets forth information with respect to the Company's oil and gas interests. The information is as of September 30, 1999, unless otherwise indicated.

                                  Gross              Net
                                 ------            ------
Leasehold acreage                35,400 acres      27,300 acres
Developed leasehold acreage       3,224 acres         322 acres
Undeveloped leasehold acreage    32,176 acres      26,978 acres

                                  Total        Oil       Gas
                                  -----        ---       ---
Gross productive wells              3           1         2
Net productive wells                0.004       0         0.004

                                  Gross             Net
                                  -----             ---
Gas wells shut-in and/or           2                0.20
waiting on completion

                                     September 30, 1998

                                     Oil            Gas

                                    -----          -----

Proved reserves                      --            -- Mcf
Estimated future net revenues
from oil and gas reserves            --            --
Incomplete

Present value of estimated
future net revenues                  Unknown       Unknown

                                  Year ending September 30,
                                l997        l998        l999
                                ----        ----        ----

Oil production (bbls.)           --          --          --
Gas production (mcf)             --         1,200      22,868

Average Sales Price
   Oil                           --           --         --
   Gas                           --          $1.95      $2.29


Average production
cost per equivalent unit
of oil and gas                   --          $0.20      $0.20

Wells Drilled:

   Oil                           --           --          --
   Gas                           --            2           2
   Dry                           --           --          --
   Total                         --            2           2

Type of Wells Drilled:

  Net productive exploratory     --          0.019         --
  Net dry exploratory            --           --            2
  Net productive                 --           --           --
  Net dry development            --           --           --

The Company is faced with strong competition from major oil and gas companies and other independent operators attempting to acquire prospective oil and gas leases and other mineral interests. Many companies and individuals are engaged in the oil and gas business and some are very large, well-established energy companies with substantial capabilities and established earnings records. The Company may be at a competitive disadvantage in acquiring oil and gas prospects since it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs. It is impossible to estimate the number of competitors; however, it is known that there are a large number of companies and individuals engaged in various phases of the oil and gas business.

The Company's business is not dependent on a single customer or a few customers and management does not believe that it will be in the foreseeable future since oil and gas purchasers are readily available in today's markets.

Oil and gas may be considered raw materials essential to the Company's business. The Company's search for oil and gas is concentrated in the continental United States. However, the acquisition, exploration, development, production and sale of oil and gas are subject to many factors which are outside the Company's control. These factors include worldwide and domestic economic conditions; oil import quotas; availability of drilling rigs, casing and other equipment and supplies; proximity to pipelines; the supply and price of other fuels; and the regulation of prices, production, transportation and marketing by Federal and state governmental authorities. The oil and gas industry has at times been faced with shortages in tubular steel, increased prices in used steel casing and a shortage of drilling rigs which have in the past delayed drilling activities by oil and gas operators in many instances. Pumping units and other wellhead equipment have also been in short supply from time to time.

The Company is engaged in a facet of exploiting natural resources. It is subject to various Federal, state and local laws and regulations regarding environmental and ecological matters. Hence, environmental laws may necessitate significant capital outlays, may materially affect the Company's earnings potential and could cause material changes in the Company's proposed business. At the present time, however, the existence of environmental laws has not materially hindered nor adversely affected the Company's business.

Working capital is needed in the oil and gas industry to finance the drilling and completion of wells, to acquire undeveloped leasehold interests, and to fund lease operating expenses and general and administrative expenses. At present, the Company is not generating sufficient revenue from operations to supply its current working capital requirements.

The Company has never been a party to any bankruptcy, receivership, reorganization, readjustment or similar proceeding. No material changes have been made in the mode of conducting its business. Since the Company is engaged in the oil and gas exploration, the Company does not set aside or allocate funds to for product research and development in the conventional sense. However, the Company did expend approximately $7,200 and $39,500 for the years ending September 30, 1999 and 1998 respectively and does have plans to allocate funds for improvements to its Electro-telluric Survey equipment when funds do become available. Backlog is not material to an understanding of the Company's business. The Company's business is not subject to renegotiation of profits or termination of contracts or subcontracts at the election of the federal government.

Telluric Survey Technology

The Electrotelluric Survey is capable of measuring extremely low frequency electromagnetic waves that pass naturally through the earth. These waves develop anomalies or disturbances as they pass through oil and gas deposits. The Electrotelluric Survey measures these waves across a range of low frequencies and records the anomalies, with each frequency corresponding to a certain depth.

Currently, the most widely accepted subsurface exploration technique is the three dimensional seismic survey which allows geologists to identify subterranean areas that display structures of a type that are traditionally indicative of potential hydrocarbon deposits. However, three dimensional seismic surveys do not detect hydrocarbon deposits, only structures that may or may not contain hydrocarbons. As a result, drilling is still required to determine the presence of commercial quantities of hydrocarbons.

Seismic surveys sends shockwaves through the earth, either from huge mechanized "thumpers" that pound the ground or from explosive charges placed in the earth. The resulting vibrations pass through different densities of rock and are measured with recording devices. Rock formations with certain densities (i.e. sandstone and limestone) are normally considered to be potential reservoirs of oil or gas.

However, the interpretation of data from seismic surveys can require weeks of computer-driven calculations. Even with computer analysis, the results are largely dependent on the subjective interpretations of the seismic operator. Dry holes can and do occur, even with the best three-dimensional seismic operators. Overall, a three dimensional seismic survey is an expensive, time consuming, labor intensive process.

In contrast, the Electrotelluric Survey equipment can be carried and operated by one person. The testing itself takes approximately fifteen minutes per location. There is no disruptive pounding of the earth or underground explosions. Varying densities of the earth do not affect the survey, since the device does not measure vibrations but rather the natural, passive, extremely-low-frequency electromagnetic waves that pass through the earth. Off-site analysis is not necessary, since the survey discloses hydrocarbon deposits while still on the site. The survey results can be stored on a computer disk or printed on a strip chart in the field for immediate review.

The survey is normally consistent, but as with all weak radio signals the quality of the reception and the accuracy of the data generated by the Electrotelluric Survey may suffer during periods of decreased signal strength. Atmospheric conditions, magnetic or solar disturbances, power lines, terrestrial condition, and random radio frequencies may have an adverse effect on survey results. In addition, while the Electrotelluric survey can detect the presence of oil or gas deposits, it cannot determine the permeability of the formation where the oil or gas is located.

Our experience with the Company's Electrotelluric Survey technology since our introduction to it in 1996 has been extremely positive. The Company has had direct confirmation of the technology being able to identify subsurface indications of hydrocarbons. Since the Company's primary business is oil and gas exploration, we expect this technology to give the Company an advantage in finding and qualifying potential oil and gas leases and acreage prospects for future drilling and development. The Company could also expand on the service business of doing Electrotelluric surveys for other oil and gas companies.


The Company's Electrotelluric Survey technology has not as yet gained wide spread acceptance in the oil and gas industry. The Company intends to utilize the Electrotelluric Survey for oil and gas exploration. At a later date the Company may also attempt to sublicense the Electrotelluric Survey to third parties for terms which have not yet been determined. The Company charges between $2,500 and $4,000 per day depending on the size, location and complexity of the survey to be performed plus expenses per day for use of the Electrotelluric Survey.

The MSP acquisition agreement required the Company to issue additional shares of its common stock if the market price if the Company's common stock price fell below a certain price. During 1998, an additional 300,000 shares of common stock were issued to the former owners of MSP.

At the time of the Company's acquisition of MSP, the former owners of MSP entered into a license agreement with MSP pertaining to the Electrotelluric Survey. The license provided MSP with the worldwide exclusive right to determine the presence of oil or gas at specific well locations for third parties using the Electrotelluric Survey. The licensors retained the right to personally use the Electrotelluric Survey, but does not have any rights to provide services to third parties.

In November 1998 a dispute arouse between the Company and the licensors concerning the value of the consideration received by the former MSP shareholders and the resulting ability of the Company to sublicense the technology and to forego the payment of any royalties required by the terms of the licensing agreement. In February 1999, the Company commenced a legal proceeding against the licensors in the District Court of Jefferson County, Colorado seeking a determination that the value of the Consider-ation received by the former MSP shareholders equaled or exceeded the amount required by the terms of the licensing agreement and as a result the Company had the right to sublicense the Electrotelluric Survey technology to third parties and to forego any future payment of royalties to the licensors. Following the commencement of this proceeding the District Court granted a preliminary injunction against the licensors, prohibiting the licensors from terminating the license agreement. The case has been settled through an arbitration hearing in June 1999 with the Company purchasing the patent for $1,500,000. The Company is required to make monthly payments of $20,000 commencing August 15, 1999 and the inventor was required to return 395,000 shares of Company stock to the Company. The license agreement stays in place with a right to the Company to use and sublicense the technology.

The Company has been tenants in the same building since inception. There is no written lease and the landlord does not desire a lease. All rent payments are month to month. The Company does not anticipate moving anytime in the near future.

Item 2 - Management's Discussion and Analysis or Plan of Operation.

The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this form 10-SB12G. Certain statements contained herein are that are not related to historical results, including without limitation, statements regarding the company's business strategy and objectives, future financial position, expectations about pending litigation and estimated cost saving, are forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act") and involve risks and uncertainties. Although the Company believes that the assumptions on which these forward-looking statements are based are reasonable, there can be no assurance that such assumptions will prove to be accurate and actual results could differ materially from those discussed in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, regulatory policies, competition from other similar businesses, and market and general economic factors. All forward-looking statements contained in this Form 10-SB12G are qualified in their entirety by this statement.

OVERVIEW OF OPERATIONS AND FINANCIAL DISCUSSIONS

During the year ended September 30, 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes new rule for the reporting and display of comprehensive income and its components. During 1999 and 1998, the Company did not have any components of comprehensive income to report.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, and is effective for fiscal years beginning after June 15, 2000. Currently, the Company does not participate in hedging activities; therefore, management believes that SFAS No. 133 will not impact the Company's financial statements.

Fiscal Year Ended September 30, 1998 and 1999

Revenues for the fiscal year ended September 30, 1999 were $536,064, which was an increase from $465,881 for 1998. The increase can be attributed to a number of factors. The Oil and Gas sales were down because of the blow-out of the Cave Gulch Federal Well #1-29 in August of 1998 that effectively ceased any gas production from that well. (The 1-29 has been subsequently reentered and is back on production as of late 1999.) At the time of the blow-out, the Companies revenues from this well went from $30,000 per month to $0. In addition, the Company made a number of Farmout Agreements that brought in $264,440 in income in 1999 where 1998 had no Farmout income. Also during this time the Telluric sales were down due to the dispute with the inventor and a slowdown in business activity while the issues with the inventor were being resolved. The Company filed a lawsuit which subsequently resulted in a Settlement Agreement in July 1999. (See below)

Costs and Expenses for 1999 were $1,081,837, which was a decrease from $1,333,830 for 1998. The oil and gas production decrease from 1998's
$46,628 to 1999's $10,969 were from the blowout and the decrease of some costs associated with the production. The decrease in cost of oil and gas explor-ation and dry holes from 1998's $623,693 to 1999's of $245,697 were from the parent Company decreasing the internal use of the Telluric surveys and the
cost of the surveys for the Company's internal exploration activities.   The
cost of Telluric services were up because of increased salary expenses for the field operators. The general and administrative costs for 1999 of $521,769 compared to 1998's $419,841 were up due to the increase legal and accounting services related to the dispute and lawsuit with the inventor and the added auditing expenses. The net result of the costs and expenses for 1999 versus 1998 was a decrease in the over all costs and expenses due generally to the decreased business activity for the Company.

Other Income (Expense) for 1999 of $137,379 was substantially higher than 1998 $4,120 due to an accounting recapture of the previous write-off of the royalty expenses to the inventor of the Telluric technology that had been accrued in the amount of $119,000 but was subsequently resolved through the Settlement Agreement that determined that there were no royalty payments due. In addition, there was $55,707 that was a one time insurance payment from Barrett on the Federal well #1-29 and $7,900 for a management fee on a proposed project that never was completed.

The interest and other expense for 1999 of $45,3338 was higher than the 1998 amount of $6,549 due to the added expense of debt financing of $281,000 that the Company incurred for 1999 as a result of promissory notes with Crest Services Ltd.

Net Loss for 1999 of $408,394 was lower than 1998's of $863,829 primarily due to the decrease business activity and lower costs of operations.

Company entered into a debt and settlement agreement by way of a promissory note payable to John Resing as Lender's Agent for Crest Services, Ltd. and the John H. Resing, Trustee FBO John H. Resing Retirement Trust as per the Loan Agreement dated February 15, 1999. The lenders hold a security interest in all the assets of the Company. As part of the agreement, the Company agreed to give the lenders a warrant to purchase one share of Company common stock at fifty cents ($0.50) for each two dollars of principal advanced exercisable until December 31, 2000. This warrant to purchase has been extended through December 31, 2001. According to the latest accounting the principal amount advanced is $281,000.00, which has been deferred until June 30, 2000. All monies owed to Mr. Resing have been paid in full by the Company.

To address its current cash flow concerns, the Company is in discussions with investment bankers and other potential investors and lenders attempting to raise funds to support current and future operations. This includes attempting to raise additional working capital through the sale of additional capital stock or through the issuance of debt. The Company cannot provide any assurance that it will be able to enter into any agreements that would raise additional funds through the issuance of debt or equity in the Company.

The Company believes that if financing can be completed, adequate funding may then be available to support operations for the next twelve months. The Company believes that additional successful drilling operations, field and lease operations, and the sales of Electrotelluric survey services may provide additional funds to meet the Company's capital requirements.

From time to time, the Company conducts drilling activities that require the use of cash to fund the Company's proportionate cost of these activities. Occasionally the Company is able to promote or farmout a prospect in which it owns an interest to another party who agrees to drill a well on behalf of the Company and the Company retains some percentage of the working interest on the prospect. While the Company must necessarily transfer a portion of its interest in the prospect to the party whom performs the drilling, the Company nevertheless is spared the expense of drilling and/or completing any wells on the prospect. The Company has currently committed to participate in the drilling of 3 wells in Natrona County, Wyoming. These wells are being funded by partnerships that are paying for the drilling and development costs. The Company may form other partnerships and/or joint ventures to fund the costs of other drilling and (if warranted) completing additional oil and gas wells.

RESULTS OF OPERATIONS              (See attached financials)

The Company's financial position over the last two years has been adversely affected by the blow-out of the Cave Gulch Federal # 1-29 gas well in September of 1998. The loss of this well caused us to lose approximately $30,000 per month in revenues. The Company also has been materially affected by the dispute with the inventor of the Electrotelluric Survey technology. The Company had to initiate a lawsuit to clarify our responsibilities under the terms of the License Agreement. The Company also had two dry holes on Farmout Agreements during the spring and summer of 1999. All of these factors drained on the Company's cash reserves and ability to grow. However, the 1-29 gas well is back on production as of the fall of 1999 and along with the production from the 3-29 well (Cave Gulch Field) the Company is paying approximately two hundred fifty thousand ($250,000) to Barrett Resources for the costs overruns not covered by the blow-out insurance coverage on the 1-29 blow-out. This payback should be completed within approximately 12-13 months. The Company is currently in the process of participating in drilling two additional development wells in the Cave Gulch Field as a working interest owner. The first well has been started and is currently at approximately 10,000 feet. Total depth of this well is expected to go to approximately 19,000 feet. The second well is expected to start in approximately sixty (60) days. Both wells should be completed in the later part of 2000. Also, with the Settlement Agreement giving the Company the opportunity to purchase the patent for the Electrotelluric Survey technology, the Company is in a much better position to develop and improve the technology further. The Company may also increase it's efforts in the Electrotelluric Survey service business this coming year. Amalgamated will also do some additional lease Farmouts for oil and gas prospects in the coming year.

                                            For the Years Ended
                                             September 30,
                                 --------------------------------
                                     l999                  l998
                                 -----------          -----------
REVENUES

   Oil and gas sales                 $52,370             $205,103
   Lease and field operations        264,440                  -
   Telluric services                 219,254              260,778
   Total Revenues                    536,064              465,881

COSTS AND EXPENSES
   Oil and gas production             10,969               46,628
   Oil and gas exploration
     and dry holes                   245,607              623,693

   Cost of Telluric services         182,298              137,120
   General and administrative        521,769              419,841
   Depreciation, depletion
      and amortization               121,194              106,548

   Total Costs and Expenses        1,081,837            1,333,830



OPERATING LOSS                      (545,773)            (867,949)

OTHER INCOME (EXPENSE)
   Interest and other income         182,717               10,669
   Interest and other expense        (45,338)              (6,549)
   Total Other Income (Expense)      137,379                4,120

NET LOSS                           $(408,394)           $(863,829)

BASIC AND DILUTED LOSS PER SHARE      $(0.10)              $(0.22)

WEIGHTED AVG. SHARES OUTSTANDING    4,200,248            3,840,598



The Company currently has no agreement to pay anyone ten percent (10%) commission for the use and sublicense of the technology. In addition, no commissions have been paid in this regard and none is contemplated.

The Company holds numerous oil and gas leases and from time to time Company has entered into Farmout Agreements with other companies that agree to provide the drilling funds to test drill the prospect lease(s). The Company may receive a lease fee for the farmout and/or retain a overriding interest in the prospect if successful or The Company may convert its overriding interest into a working interest depending on each deal. The accounting is handled on a normal accounting basis for transactions of this kind in the oil and gas business.


The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of estimates relate to oil and gas reserves, fair value of financial instruments, future cash flows associated with long-lived assets, valuation allowance for deferred tax assets, and useful lives for depreciation, depletion and amortization. Actual results could differ from those estimates.

The Company and its operations are subject to numerous risks and uncertainties. Among these are risks related to the oil and gas business (including operating risks and hazards and the regulations imposed thereon), risks and uncertainties related to the volatility of the prices of oil and gas, uncertainties related to the estimation of reserves of oil and gas and the value of such reserves, the effects of competition and extensive environmental regulation, and many other factors, many of which are necessarily out of the Company's control. The nature of oil and gas drilling operations is such that the expenditure of substantial drilling and completion costs is required well in advance of the receipt of revenues from the production developed by the operations. Thus, it will require more than several quarters for the financial success of that strategy to be demonstrated. Drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered.

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in SFAS No, 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

During the year ended September 30, 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes new rule for the reporting and display of comprehensive income and its components. During 1999 and 1998, the Company did not have any components of comprehensive income to report.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, and is effective for fiscal years beginning after June 15, 2000. Currently, the Company does not participate in hedging activities; therefore, management believes that SFAS No. 133 will not impact the Company's financial statements.

Item 3 - Description of Property

  See Item 1 of this Registration Statement for information concerning the Company's oil and gas properties and rights to certain technology.

Item 4 - Security Ownership of Certain Beneficial Owners and Management

The interoffice memo of March 12, 1999 from Mr. Resing was never officially approved by the Board of Directors of the company. However, the company has told Mr. Resing that it will honor the option at the stated prices for fifty percent of the shares set forth or 250,000 shares at the stated exercised prices of $2.50 for 75,000 shares, $3.50 for 75,000 shares, and $4.50 for 100,000 shares until March 12, 2001. Mr. Resing has not responded to this proposal. Therefore, the company may technically withdraw the proposal at any time.

The following table sets forth the shareholdings of the Company's officers and directors and those persons who own more than 5% of the Company's $0.0l par value common stock, its only class of outstanding equity securities as of June 30, 1999. Unless otherwise specified, the shares owned reflect both record and beneficial ownership.

Name and Address of                  Number of           Percent
of Beneficial Owner                    Shares             Class
-------------------                  ---------           -------
Christian F. Murer                   1,331,409            36.3%
_______________

George J. Kirn                         621,600            16.9%
_______________

Ronald C. Turrell                       49,015             1.3%
_______________

John Resing                                 --              --%
_______________

All Officers and Directors
   as a Group (4 persons)            2,002,024            47.7%


Item 5 - Directors, Executive Officers, Promoters and Control Persons of the Company

The following sets forth certain information concerning the officers and directors of the Company. Each director was elected for a one-year term, which expires at the next annual meeting of the Company's shareholders. All officers serve at the pleasure of the Company's Board of Directors.

Name                       Age   Position
----                       ---   --------
Christian F. ("Ted") Murer  68   President, CEO, Treasurer and a
777 Washington Street            Director
Denver, CO 80203

George J. Kirn              65   Vice President of Exploration,
4241 South Mobile Circle         Secretary and a Director
Aurora, CO 80013

Ronald C. Turrell           58   Vice President of Engineering and
0484  338 Road                   a Director
Parachute, CO 81635

John Resing                 53   Director (Resigned effective 02/08/00
10307 NE 19th Place                        see below)
Bellevue, WA 98004

Christian F. Murer is the Founder, President, C.E.O. of Amalgamated Explorations, Inc. Mr. Murer has been an employee of the Company since 1996. Mr. Murer has been an exploration geologist and consultant for the past 40 years. He is a graduate of the Colorado School of Mines where he received a degree in Geological Engineering in 1956. Mr. Murer has operated as an independent contractor in the oil and gas and mining exploration business and has experience in all phases of natural resource exploration and development in the Western United States. He holds numerous interests in oil and gas, minerals, and geothermal resources in Utah, Wyoming, New
Mexico, Nevada, Colorado, Montana, and Oregon. Mr. Murer was credited with finding one of the largest uranium deposits in Garfield County, Utah. Mr. Murer holds royalties on the production of the Tony M. Mine in Garfield County, Utah based on mining claims that Mr. Murer had originally located on the property.
U. S. Energy Corp., Riverton, WY is the present operator of the mine. Underground development of more than 14 miles of tunnels and the drilling of 3,700 surface holes have defined a 20 year reserve for the 750 ton per day mill that was constructed to service the mine. Recently, while acting in his own capacity, he had a working interest with Denver- based Barrett Resources Corporation (NYSE symbol: "BRR") in the drilling of an oil and gas well at the Cave Gulch area in Wyoming. In May 1995 oil and gas sands were opened to the well-bore, producing 10.2 million cubic feet of gas and 102 barrels of condensate per day. The well was selected for the "Best of the Rockies" award for 1994 by Hart's Oil and Gas World Magazine -- a superior well that set a trend for other oil and gas companies to follow.

Mr. George Joseph Kirn is Vice President, Secretary and Director of Amalgamated Explorations. Mr. Kirn has worked for the Company since 1996. As a graduate of the Colorado School of Mines, Mr. Kirn has more than 39 years experience as an exploration and development geologist in the oil and gas and minerals business. He has worked throughout the Rocky Mountain Region and parts of the mid-continent, including Texas, Alaska, and New Mexico. Mr. Kirn is knowledgeable in land acquisition, as well as in exploration and development techniques in oil and gas and continues to be active as a consultant. From 1960 to the present time, Mr. Kirn, has operated as an independent consulting geologist developing oil and gas prospects, doing subsurface geology, well site supervision, assembling lease blocks, selling drilling prospects, testifying before Oil and Gas Conservation Commissions in various states and testifying as an expert witness in arbitration hearings concerning oil and gas matters.

Mr. Ron Turell serves as Amalgamated's Vice President of Engineering and is a Director. Mr. Turell has worked for the Company since 1996 and has 28 years of experience including a wide variety of operations and management assignments, providing a broad background in all phases of the oil and gas exploration/production business. Mr. Turell has been involved in exploration, lease assignments and filing, fee lease negotiation and acquisition; His extensive drilling includes: AFE and budget estimates, drilling contracts, all drilling logistics; Completion site preparation, supervision and logistics, AFE estimates, and all engineering calculations, perforating; Workovers, reentry and deepening or re-completing, corroded casing, Plug and Abandon, Cement and squeeze zone, and dismantling production facility. Over 30 years of experience in engineering, operational, management and wellsite experience in drilling, completion, workover and production. Domestic areas/basins worked include the Williston, Powder River, Green River, Big Horn, Wind River, San Juan, He also performed offshore drilling in Peru as well as geothermal drilling in Nicaragua and granite drilling and coring in California. Various horizontal completions of wells in Venezuela and horizontal wells with fresh water, gel, polymer and oil based mud systems. He drilled Lower Cretaceous, high angle wells in Vat Yegan Field, Western Siberia.

John H. Resing, Chairman and Director of Amalgamated Explorations, Inc. has been a Director of the Company since February 1999. Since 1985 Mr. Resing is also the President of Milestone Capital, a private consulting and venture capital firm. He also worked for Coopers & Lybrand now Pricewaterhouse
Coopers prior to joining the Board of Directors of the Company. In addition, Mr. Resing has not received any compensation from the Company except in the form of stock options as indicated above. Milestone Capital is a company that Mr. Resing claims to own and operate. Any compensation Mr. Resing receives from Milestone Capital is not known to the Company. Mr. Resing was appointed a Director pursuant to the terms of a loan agreement between the Company and Mr. Resing. It should be noted that Mr. Resing has tendered his resignation to the Company effective February 8, 2000. See Item 7 below.

John Jenkins was a Director of the Company from March 1999 to August 1999 and has resigned effective August 24, 1999. Mr. Jenkins is the president and chief executive officer of Tava Technologies, Inc., a publicly traded corporation Mr. Jenkins is also the president of Morgan Technical Ceramics, Inc.


Item 6 - Executive Compensation

The following executives: Christian F. Murer, George J. Kirn, and Ronald C. Turell have only received consulting fees and not received any other form of compensation during the past three fiscal years. However, the Company's Board of Directors may determine that compensation should be paid to the Company's officers depending upon the results of the Company's future operations.

Employment Agreements

The Company does not have any employment agreements with any of its executive officers.

Long Term Incentive Plans - Awards In Last Fiscal Year:  None.

Employee Pension, Profit Sharing or Other Retirement Plans: The Company does not have a defined benefit, pension plan, profit sharing or other retirement plan, although The Company may adopt one or more of such plans in the future.

Compensation of Directors

Standard Arrangements

At present The Company does not pay its directors for attending meetings of the Board of Directors, although The Company expects to adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

Other Arrangements

In March 1999 the Company granted options to purchase 250,000 shares of common stock to John Resing, See "Stock Option Plans" below for information concerning these options.

Except as disclosed elsewhere in this registration statement no director of the Company received any form of compensation from the Company during the year ended September 30, 1998.

Stock Option Plans

The Company has an Incentive Stock Option Plan, a Non-Qualified Stock Option Plan and a Stock Bonus Plan. A summary description of each Plan follows. In some cases these Plans are collectively referred to as the "Plans".

Incentive Stock Option Plan

The Incentive Stock Option Plan authorizes the issuance of options to purchase up to 200,000 shares of the Company's Common Stock. The Incentive Stock Option Plan became effective on May 26, 1995 and will remain in effect for ten years unless terminated earlier by action of the Board. Only officers, directors and key employees of The Company may be granted options pursuant to the Incentive Stock Option Plan.

In order to qualify for incentive stock option treatment under the Internal Revenue Code, the following requirements must be complied with:

1. Options granted pursuant to the Plan must be exercised no later than:

  (a) The expiration of thirty (30) days after the date on which an option holder's employment by The Company is terminated.

  (b) The expiration of one year after the date on which an option holder's employment by The Company is terminated, if such termination is due to the employee's disability or death.

2. In the event of an option holder's death while in the employ of The Company, his legatees or distributees may exercise (prior to the option's expiration) the option as to any of the shares not previously exercised.

3. The total fair market value of the shares of Common Stock (determined at the time of the grant of the option) for which any employee may be granted options which are first exercisable in any calendar year may not exceed $100,000.

4. Options may not be exercised until one year following the date of grant. Options granted to an employee then owning more than ten percent (10%) of the Common Stock of the Company may not be exercisable by its terms after five years from the date of grant.

5. The purchase price per share of Common Stock purchasable under an option is determined by the Board of Directors but cannot be less than the fair market value of the Common Stock on the date of the grant of the option (or one hundred ten percent (110%) of the fair market value in the case of a person owning the Company's stock, which represents more than 10% of the total combined voting power of all classes of stock).

Non-Qualified Stock Option Plan

The Non-Qualified Stock Option Plan authorizes the issuance of options to purchase up to 300,000 shares of the Company's Common Stock. The Non-Qualified Stock Option Plan became effective on May 26, 1995. The Company's employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Non-Qualified Stock Option Plan, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Board of Directors.

Options granted pursuant to the Non-Qualified Stock Option Plan terminate on the date established by the Board of Directors when the option was granted.

Stock Bonus Plan

Up to 300,000 shares of Common Stock may be granted under the Stock Bonus Plan. Such shares may consist, in whole or in part, of authorized but unissued shares, or treasury shares. Under the Stock Bonus Plan, the Company's employees, directors, officers, consultants and advisors are eligible to receive a grant of the Company's shares; provided, however, that bona fide services must be rendered by consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

Other Information Regarding the Plans

The Plans are administered by the Company's Board of Directors. The Board of Directors has the authority to interpret the provisions of the Plans and supervise the administration of the Plans. In addition, the Board of Directors is empowered to select those persons to whom options are to be granted, to determine the number of shares subject to each grant of an option and to determine when, and upon what conditions or options granted under the Plans will vest or otherwise be subject to forfeiture and cancellation.

In the discretion of the Board of Directors, any option granted pursuant to the Plans may include installment exercise terms such that the option becomes fully exercisable in a series of cumulating portions. The Board of Directors may also accelerate the date upon which any option (or any part of any options) is first exercisable. Any options granted pursuant to the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan will be forfeited if the "vesting" schedule established by the Board of Directors at the time of the grant is not met. For this purpose, vesting means the period during which the employee must remain an employee of the Company or the period of time a non-employee must provide services to the Company. At the time an employee ceases working for the Company (or at the time a non-employee ceases to perform services for the Company), any options not fully vested will be forfeited and cancelled. In the discretion of the Board of Directors payment for the shares of Common Stock underlying options may be paid through the delivery of shares of The Company's Common Stock having an aggregate fair market value equal to the option price, provided such shares have been owned by the option holder for at least one year prior to such exercise. A combination of cash and shares of Common Stock may also be permitted at the discretion of the Board of Directors. Options are generally non-transferable except upon death of the option holder.

The Board of Directors of the Company may at any time, and from time to time, amend, terminate, or suspend one or more of the Plans in any manner it deems appropriate, provided that such amendment, termination or suspension cannot adversely affect rights or obligations with respect to shares or options previously granted.

The Plans are not qualified under Section 401(a) of the Internal Revenue Code, nor are they subject to any provisions of the Employee Retirement Income Security Act of 1974.

Summary

The following sets forth certain information as of April 30, 1999, concerning the stock options and stock bonuses granted by the Company. Each option represents the right to purchase one share of the Company's Common Stock.

                              Total        Shares        Shares     Remaining
                               Shares    Reserved for     Issued     Options/
                              Reserved    Outstanding    as Stock     Shares
Name of Plan                 Under Plan     Options        Bonus    Under
Plan
------------                 ----------    ---------      -------    --------
-
Incentive Stock Option Plan   200,000             0        25,000          0
Non-Qualified Stock Option    300,000       250,000        20,000     30,000
  Plan                                                       N/A
Stock Bonus Plan                                             N/A

Options Granted No options were granted to any officer or director during the fiscal year ending September 30, 1998.

The following tables set forth information concerning the options granted during the nine months ending June 30 1999 to the Company's officers and directors and the fiscal year-end value of all unexercised options (regard-less of when granted) held by these persons.

                                   % of Total
                                   Options
                     Number of    Granted to
                     Securities   Employees
                     Underlying   During Nine     Exercise
                     Options      Month           Price Per
Expiration
Name                 Granted (#)  Period          Share               Date
-----                -----------  -----------   ----------------    ---------
John Resing          250, 000     0            $2.50, $3.50, $4.50  3/2001

Option Exercises and Fiscal Year End Option Values

                                                 Number of
                                                 Securities        Value of
                                                 Underlying      Unexercised
                                                 Unexercised     In-the-Money
                                                 Options/SARs    Options/SARs
                  Shares Acquired   Value       Exercisable/    Exercisable/
Name             on Exercise(#)    Realized ($)  Unexercisable  Unexercisable
-----             ---------------   ------------  -------------    ----------
                        --              --            -/-               -/-
                        --              --            -/-               -/-
                        --              --            -/-               -/-
                        --              --            -/-               -/-

Item 7. - Certain Relationships and Related Transactions

In February 1996, the Company acquired all of the issued and outstanding shares of Gold Basin Exploration, Inc. ("Gold Basin") in consideration for
2,347,109 shares of the Company's common stock. At the time of this acquisition Gold Basin held what are now the Company's interests in the Boone
Dome and Cave Gulch prospects.  In connection with the acquisition of Gold
Basin, Christian F. Murer and George Kirn, both of whom are officers and directors of the Company, were the principal shareholders of Gold Basin and received 1,332,409 and 621,600 shares, respectively, of the Company's common stock in exchange for their shares in Gold Basin.

In February 1999 the Company entered into an agreement with John Resing, a director and a trust controlled by John Resing (collectively the "Lenders") whereby the Lenders agreed to loan the Company up to $450,000 to be used by the Company for purposes agreed to by the Lenders. To date, Crest Service
Limited and the FBO John H. Resing Retirement Trust through its agent John
Resing has advanced two hundred eighty one thousand dollars ($281,000) to the Company. As part of this agreement, the Company agreed to issue to the Lenders warrants to purchase one share of the Company's common stock for each $2 advanced to the Company. The warrants have an exercise price of $0.50 per share and can be exercised at any time prior to December 31, 2000.

Item 8. - Description of Securities

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock, (the
"Common Stock") of which 4,293,795 are outstanding with 500 stockholders on record as of September 30th, 1999. Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The board is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock.
All of the outstanding shares of Common Stock are fully paid and nonassessable and all of the shares of Common Stock offered as a component of the Units will be, upon issuance, fully paid and non-assessable.

Preferred Stock

The Company is authorized to issue up to 2,000,000 shares of Preferred Stock.
The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Colorado statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without shareholder approval, the Preferred Stock could be issued to defend against any attempted takeover of the Company.


PART II

Item 1 - Market for Company's Common Stock and Related Security Holder
Matters

The common stock of the Company trades on the OTC Bulletin Board. The following table sets forth the high and low bid prices for the Company's common stock for each quarter for the periods indicated. The bid prices represent prices between dealers, do not include retail markups, markdowns, or commissions, and may not represent actual transactions.

                                      Bid Price (l)
                                 ----------------------
                                 High               Low
                                 ----               ----
    Quarter Ending 09/30/97       9 1/4             5
    Quarter Ending 12/31/97       5                 3
    Quarter Ending 03/31/98       4                 3 1/2
    Quarter Ending 06/30/98       4 1/8             3
    Quarter Ending 09/30/98       3 1/8             2
    Quarter Ending 12/31/98       2 3/4             2
    Quarter Ending 03/31/99       3 1/8             1 9/16
    Quarter Ending 06/30/99       2 3/4               9/16
    Quarter Ending 09/30/99         1/2              3/8


Holders of common stock are entitled to receive such dividends as may be declared legally by the Board of Directors. The Company has not paid any dividends on its common stock and does not anticipate paying any dividends in the foreseeable future.

The Company is authorized to issue 50,000,000 shares of Common Stock, (the "Common Stock") of which 4,293,795 are outstanding with 500 stockholders on record as of December 1st. This includes 395,000 shares of stock, held by two shareholders, that have subsequently been transferred back to the Company but have not been reflected in the records of the Transfer Agent.

Item 2 - Legal Proceedings

In November 1998 a dispute arouse between the Company and the licensors concerning the value of the consideration received by the former MSP shareholders and the resulting ability of the Company to sublicense the technology and to forego the payment of any royalties required by the terms of the licensing agreement. In February 1999, the Company commenced a legal proceeding against the licensors in the District Court of Jefferson County, Colorado seeking a determination that the value of the consideration received by the former MSP shareholders equaled or exceeded the amount required by the terms of the licensing agreement and as a result the Company had the right to sublicense the Electrotelluric Survey technology to third parties and to forego any future payment of royalties to the licensors. Following the commencement of this proceeding the District Court granted a preliminary injunction against the licensors, prohibiting the licensors from terminating the License Agreement. Subsequently, the case has been settled at an arbitration hearing in June 1999 with the Company purchasing the Patent for the Electrotelluric technology for $1,500,000 in monthly payments of $20,000 commencing August 15, 1999 and the inventor returning 395,000 shares of Company stock to the Company. The License Agreement stays in place with a right to the Company to use and sublicense the technology.

YEAR 2000

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such year 2000 requirements or risk system failure or miscalculations, potentially causing disruptions of normal business activities. The Company relies on computers, systems and applications to operate and monitor certain aspects of its business. Certain of the Company's computers and computing systems have not been upgraded to year 2000 compliant equipment. In addition, failure of the Company's third party service providers and vendors to adequately address the problems relating to the year 2000 could materially disrupt the Company's operations. Accordingly, the change to the year 2000, could have a material adverse effect on the Company's business, results of operations and financial condition.

Item 3 - Changes in and Disagreements with Accountants

 Not Applicable

Item 4 - Recent Sales of Unregistered Securities

The following is a listing of all unregistered securities issued or sold by the Company since May 1996 to September 30, 1999

Date      Name or
of Sale   Identity of Purchaser   Shares Issued   Consideration
-------   ---------------------   -------------   -------------
5-96      Former shareholders     2,347,109       All outstanding
          of Gold Basin                           shares of Gold
          Exploration, Inc.                       Basin Exploration, Inc.
5-96      Chris Van Duyne            50,000       Services rendered
6-96      Ten investors              13,530       Services rendered
8-96      Two investors (1)         500,000       $50,000
11-96     Former shareholders of
          MSP Technologies, Inc.(2) 600,000       Stock of MSP
                                                  Technologies, Inc.
2-97      37 Investors (3)          402,652        $1,000,000
5-97      Three investors (4)         6,000           $15,000
12-97     IPO Consultants, Inc. (4) 180,000            $1,800
10-98     MSP Technologies, Inc.    240,000       Stock for MSP
                                                  Technologies, Inc.
12-98     Dean Young                 10,000       Services rendered
1-99      Net Services               50,000       Services rendered
9-99      Elsie Lee                   1,000       Services rendered
9-99      Dean Young                 10,000       Services rendered
9-99      Ron Turrell                30,000       Services rendered

        (1) August 1996, two investors, 500,000 shares for $50,000.
            This was seed money raised at $.10 per share.
        (2) November 1996, 600,000 shares to MSP shareholders. This was a stock exchange. Amalgamated stock for MSP Technology Inc. stock and the purchase of MSP by Amalgamated. MSP holds the License
            Agreement for the Electrotelluric technology.
        (3) February 1997, 37 investors, 504 PP to raise $1,000,000.
        (4) May 1997, 3 investors, 6,000 shares. These investors had invested
            $15,000 in the 504 through an intermediary who did not forward the money to the company. In order to avoid unhappy investors the company issued them 6,000 shares of stock without receiving these funds.
        (5) December 1997, 180,000 shares to IPO Consultants to settle an option agreement that was outstanding prior to the PP.


Item 5 - Indemnification of Directors and Officers

  The Colorado Business Corporation Act and the Company's Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if,in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling The Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART III.
Item 1. Index to Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit
Number                                Description
-------     ----------------------------------------------------------
2.1         Acquisition Agreement and Plan of Reorganization Agreement with
            Amalgamated Exploration, Inc. and Gold Basin Explorations, Inc.
            dated February 12, 1996.

2.2 Acquisition Agreement between Amalgamated Explorations, Inc. and John R. Jackson dated November 13, 1996.

3.1(a)      Articles of Incorporation.

3.1(b)      Certificate of Amendment to Articles of Incorporation filed
            April 29, 1997.

3.2         Amended and Restated By-laws.

10.1 License Agreement between John R. Jackson, Andres M. Arismendi, and MSP, Technologies, Inc. dated November 13, 1996.

10.2        Settlement Agreement with Inventor of Electrotelluric Survey

10.3        Loan Agreement between John H. Resing and Amalgamated
            Explorations, Inc. dated February 15, 1999.

13.         Consolidated financial statements

21          Subsidiaries of the Registrant

24          Power of Attorney

 * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these exhibits.

Item 2 - Description of Exhibits

SIGNATURES
  In accordance with Section l2 (d) of the Securities Exchange Act of l934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 3, 1999


        AMALGAMATED EXPLORATIONS, INC.

        By: /S/
            ---------------------------
         Christian F. Murer, President
         Treasurer and a Director


        By

         Principal Financial Officer and Chief Accounting Officer

        By
       George F. Kirn, Vice President
       of Exploration, Secretary and a Director

         By
       Ronald C. Turrell, Vice President
       of Engineering and a Director

By
      John Resing, Director